UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT of 1934
                               (AMENDMENT NO. 6)*

                         Healthcare Services Group, Inc.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                    421906108
                                 (CUSIP NUMBER)

                                December 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

  Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

        [ X ]  Rule 13d-1(b)

        [    ]  Rule 13d-1(c)

        [    ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP NO. 421906108   13G

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Rockefeller & Co., Inc.
        I.R.S. Identification No.: 13-3006584

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not applicable                      (a)    |_|
                                            (b)    |_|

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

                      5      SOLE VOTING POWER
NUMBER OF                      Not applicable.

SHARES                6      SHARED VOTING POWER
                               Not applicable.
BENEFICIALLY
                      7       SOLE DISPOSITIVE POWER
OWNED BY                       Not applicable.

EACH REPORTING        8      SHARED DISPOSITIVE POWER
                               Not applicable.
PERSON WITH

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Not applicable.

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
        Not applicable.

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        Not applicable

12      TYPE OF REPORTING PERSON*
        IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               Healthcare Services Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2643 Huntingdon Pike
               Huntingdon Valley, PA  19006

Item 2(a).     Name of Person Filing:

               Rockefeller & Co., Inc.

Item 2(b).     Address of Principal Business Office:

               30 Rockefeller Plaza, New York, New York 10112

Item 2(c).     Citizenship:

               New York

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               421906108

Item 3. If this statement is filed pursuant to Rules 13d- 1(b), or 13d-2(b), check whether the person filing is a:

               (a) Broker or Dealer registered under Section 15 of the Act,

               (b)    Bank as defined in Section 3(a)(6) of the Act,

               (c)     Insurance Company as defined in Section 3(a)(19) of
                      the Act,

               (d) Investment Company registered under Section 8 of the Investment Company Act,

        x      (e)    Investment Adviser registered under Section 203 of
                      the Investment Advisers Act of 1940,

               (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-(b)(1)(ii)(F),

               (g)    Parent Holding Company, in accordance with
                      Rule 13d-1(b)(ii)(G),

               (h)    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.        Ownership

               Not applicable.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

               Not applicable.

Item 7.        Identification and Classification of the Subsidiary
               Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

     Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of shares outstanding of the issuer of the securities referenced herein, the reporting person has no further reporting obligation under Section 13 of the Securities Exchange Act with respect to such issuer.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        February 15, 2001
        (Date)

        (Signature)

        David A. Strawbridge, Vice President
        (Name/Title)